1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 25, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/06/18:	Honghwa International Corporation, the Company's subsidiary, announced the disposal of right-of-use asset from the Company

99.2	Announcement on 2025/06/18:	Honghwa International Corporation, the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2025

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Honghwa International Corporation, the Company's subsidiary, announced the disposal of right-of-use asset from the Company

Date of events: 2025/06/18

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 2F., No. 34*, Sec. 1, Zhongqing Rd., North Dist., Taichung City
2.
Date of occurrence of the event: 2025/06/18
3.
Date of the board of directors resolution: 2025/06/18
4.
Other approval date: N/A
5.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:
(1)
Transaction volume: 19 pings
(2)
Unit price: average NT$632 per ping per month
(3)
Transaction per month: NT$12,000
(4)
Total transaction amount: NT$72,000
(5)
Right-of-use asset: NT$65,322
6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company
7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:
(1)
The Reason for choosing the related party as trading counterparty: The lessor of original contract
(2)
The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A
8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

9.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NT$2,966 gain through right-of-use asset disposal
10.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: The period of original contract is from 2021/01/01 to 2025/12/31 and will be terminated on 2025/06/30
11.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:
(1)
Trading decision method and price reference basis: Price negotiation
(2)
Decision-making unit: Board of Directors
12.
Name of the professional appraisal firm or company and its appraisal price: N/A
13.
Name of the professional appraiser: N/A
14.
Practice certificate number of the professional appraiser: N/A
15.
The appraisal report has a limited price, specific price, or special price: N/A
16.
An appraisal report has not yet been obtained: N/A
17.
Reason for an appraisal report not being obtained: N/A
18.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
19.
Name of the CPA firm: N/A
20.
Name of the CPA: N/A
21.
Practice certificate number of the CPA: N/A
22.
Broker and broker's fee: N/A
23.
Concrete purpose or use of the acquisition or disposal: Follow operational policy then change office
24.
Any dissenting opinions of directors to the present transaction: No
25.
Whether the counterparty of the current transaction is a related party: Yes
26.
Date of ratification by supervisors or approval by the audit committee: 2025/06/18
27.
The transaction is to acquire a real property or right-of-use asset from a related party: No
28.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

29.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
30.
Date on which material information regarding the same event has been previously released: N/A
31.
Any other matters that need to be specified: None

EXHIBIT 99.2

Honghwa International Corporation, the Company's subsidiary, announced the disposal of right-of-use asset from the Company

Date of events: 2025/06/18

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 289 stores leased in total, such as No. 17*, Tonghua St., Da'an Dist., Taipei City
2.
Date of occurrence of the event: 2025/06/18
3.
Date of the board of directors resolution: 2025/06/18
4.
Other approval date: N/A
5.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:
(1)
Transaction volume: 17,846.12 pings
(2)
Unit price: average NT$503 per ping per month
(3)
Total transaction amount: NT$53,831,490
(4)
Right-of-use asset: NT$51,049,405
6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company
7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:
(1)
The Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements
(2)
The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A
8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

9.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
10.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:
(1)
Terms of delivery or payment: monthly payment
(2)
Payment period: six months
(3)
Restrictive covenants in the contract and other important terms and conditions: None
11.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:
(1)
Trading decision method and price reference basis: Price negotiation
(2)
Decision-making unit: Board of Directors
12.
Name of the professional appraisal firm or company and its appraisal price: N/A
13.
Name of the professional appraiser: N/A
14.
Practice certificate number of the professional appraiser: N/A
15.
The appraisal report has a limited price, specific price, or special price: N/A
16.
An appraisal report has not yet been obtained: N/A
17.
Reason for an appraisal report not being obtained: N/A
18.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
19.
Name of the CPA firm: N/A
20.
Name of the CPA: N/A
21.
Practice certificate number of the CPA: N/A
22.
Broker and broker's fee: N/A
23.
Concrete purpose or use of the acquisition or disposal: Telecom service channels
24.
Any dissenting opinions of directors to the present transaction: No
25.
Whether the counterparty of the current transaction is a related party: Yes
26.
Date of ratification by supervisors or approval by the audit committee: 2025/06/18
27.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes

28.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
29.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
30.
Date on which material information regarding the same event has been previously released: N/A
31.
Any other matters that need to be specified: None